FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS

TRUST COMPANIES AND OTHER NOMINEES

OFFER TO PURCHASE FOR CASH

All of the Class B Preferred Shares of Croff Enterprises, Inc.,

Except those Class B Preferred Shares Owned by Offerors or Their Affiliates

at a Purchase Price of $3.00 Per Share.

THE OFFER AND WITHDRAWAL WILL EXPIRE, UNLESS EXTENDED, AT 12:00 MIDNIGHT, MOUNTAIN TIME, ON JULY 29, 2005 ("THE EXPIRATION DATE")

June 15, 2005

To Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Jensen Development Company and C.S. Finance L.L.C., (the "Offerors") both of which are wholly owned by Gerald L. Jensen ("Mr. Jensen"), President and Chairman of the Board of Croff Enterprises, Inc. are offering to purchase all of the Class B Preferred Stock (the "Preferred B" shares) of Croff Enterprises, Inc. at a price of $3.00 per share, net to the seller in cash on the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2005 and the related Letter of Transmittal, together constituting the "Offer."

Subject to the terms and conditions of the Offer, the Offerors will purchase all Preferred B shares, except their own, from all shareholders who properly tender their shares and do not withdraw them prior to the Expiration Date.

No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the offer. The Offerors will provide a package of the tender documents for each shareholder requested by a broker, bank or agency. Contact Katie Eisenach, Jensen Development Company at (303) 383-1515.

No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of the Offerors. The Offerors have appointed American National Bank to act as Depository with respect to the Offer.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing one package of the following documents:

         1. Offer to Purchase, dated June 15, 2005

         2. A letter to the shareholders of Croff from Gerald L. Jensen, dated June 15, 2005;

         3. Tender Offer Statement on Schedule TO as filed with the Securities and Exchange Commission.

         4. Letter of Transmittal for your use and for the information of your clients, with a substitute Form W-9; and

         5. Form of Letter to Clients of Banks and Brokers.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, MOUNTAIN TIME ON JULY 29, 2005, UNLESS THE OFFER IS EXTENDED.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depository with certificate (s) representing the tendered shares in accordance with the instructions set forth in the Offer to Purchase.

        Any inquiries you may have with respect to shareholders, should be addressed to: Jensen Development Company. Attn: Katie Eisenach, 3773 Cherry Creek Drive North # 1025, Denver, Colorado 80209, katie@jenex.net,(303) 383-1515. Any inquiries with respect to Croff should be directed to Kelle Thomas at 303-383-1555 or kelle@croff.com.

          Very truly yours,
          Jensen Development Company and
         C.S. Finance L.L.C.